UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

ContraFect Corporation
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

212326300
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 212326300

1.	Names of Reporting Persons. PFIZER INC. I.R.S. Identification Nos. of Above Persons (entities only) 13-5315170
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power: 1,785,267 shares of Common Stock, $0.0001 par value per share (“Common Stock”)
6. Shared Voting Power: -0-
7. Sole Dispositive Power: 1,785,267 shares of Common Stock
8. Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,785,267 shares of Common Stock are beneficially owned by Pfizer Inc.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 4.54% (1)
12.	Type of Reporting Person (See Instructions): CO

____________________
1Based on 39,332,721 shares of Common Stock outstanding as of November 10, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021 (“Form 10-Q”).

ITEM 1.
(A) NAME OF ISSUER: ContraFect Corporation

(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE: 28 Wells Avenue, 3rd Floor, Yonkers, New York 10701

ITEM 2.
(A) NAME OF PERSONS FILING:
Pfizer Inc. (“Pfizer”)

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:
235 E. 42nd Street, New York, NY 10017

(C) CITIZENSHIP:
Delaware, U.S.A.

(D) TITLE OF CLASS OF SECURITIES:
Common Stock

(E) CUSIP NUMBER:
212326300

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f ) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐ A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J).
(k) ☐ Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).
If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.
ITEM 4. OWNERSHIP.
See rows 5 through 11 of the cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
| X |.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable.

ITEM 10. CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

 Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

PFIZER INC.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary